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                                                                      EXHIBIT 93

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                14TH OCTOBER 2003

MOOSE ST-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):         Current drilled depth 1,101m (3,610ft).

                              Continued working casing down from 960m (3,149ft). Experiencing difficulty with unstable shales, with a sticky section at 991m (3,251ft).

                              Current operation is reaming and conditioning the hole, having reamed hole to 1,073m (3,520ft). Target is to continue cleaning hole, until we can set casing close to 1,090m (3,576ft)

PLANNED TOTAL DEPTH:          1700m

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Miocene-Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                             AUSTRALASIA
Gary M Duvall                             Anesti Dermedgoglou
Vice President, Corporate Development     Vice President, Investor Relations
InterOil Corporation                      InterOil Corporation
gary.duvall@interoil.com                  anesti@interoil.com
Houston, TX USA                           Cairns, Qld Australia
Phone: +1 281 292 1800                    Phone: +61 7 4046 4600

Lisa Elliott                              Andy Carroll
DRG&E                                     General Manager, Upstream Exploration
lelliott@drg-e.com                        InterOil Corporation
Phone: +1 713 529 6600                    Phone: +61 2 9279 2000